UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

AMKOR TECHNOLOGY, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

031652100

(CUSIP Number)

James J. Kim

1500 E. Lancaster Avenue

Paoli, PA 19301-9713

Telephone: (480) 575-7253

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Richard D. Rosen, Esq.

Dentons Cohen & Grigsby P.C.

Mercato – Suite 6200

9110 Strada Place

Naples, FL 34108-2938

Telephone: (412) 297-4927

See Item 1

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 51,833,407 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 51,833,407 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 51,833,407 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 21.2%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim, as trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 16,216,413 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 20,566,561 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 20,566,561 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 8.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,855,776 shares
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power. 1,855,776 shares
	10.	Shared Dispositive Power. 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,855,776 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,842,225 shares
	8.	Shared Voting Power. 19,649,487 shares
	9.	Sole Dispositive Power. 2,842,225 shares
	10.	Shared Dispositive Power. 22,127,812 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 24,970,037 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 10.2%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 11,963,253 shares
	8.	Shared Voting Power. 9,459,500 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 23,929,784 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 31,523,785 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 12.9%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 8,746 shares
	8.	Shared Voting Power. 0 sharess
	9.	Sole Dispositive Power. 8,746 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,487,071 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. David D. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,698,513 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,853,209 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 5,368,778 shares
	10.	Shared Dispositive Power. 30,163,134 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 35,531,912 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 14.5%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim, as Trustee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 8,748,213 shares
	8.	Shared Voting Power. 9,459,500 shares
	9.	Sole Dispositive Power. 4,083,065 shares
	10.	Shared Dispositive Power. 24,924,281 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 29,007,346 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 11.9%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. Liam E. Blaney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 8,200,000 shares
	8.	Shared Voting Power. 164,678 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 8,364,678 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 8,200,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.4%
14.	Type of Reporting Person (See Instructions). IN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim Trust of December 31, 1987
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,594,001 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 7,594,001 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,594,001 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,345,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,345,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,345,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,335,113 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,335,113 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,335,113 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 546,787 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 546,787 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 546,787 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 1,093,574 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,093,574 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,093,574 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,363,400 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,363,400 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,363,400 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. The James and Agnes Kim Foundation, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Non-Profit Corporation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,150,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 1,150,000 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,150,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.5%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. 915 Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Pennsylvania Limited Partnership

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 49,594,980 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 49,594,980 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 49,594,980 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 20.3%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2007 Children’s Trust UA dated 12/28/07
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 315,000 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 315,000 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 315,000 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Investments, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,478,325 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,478,325 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,622,043 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,622,043 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,622,043 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.7%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susan Y. Kim Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement Dated 7/26/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 3,341,120 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 3,341,120 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 3,341,120 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. John T. Kim 2012 Generation-Skipping Trust U/A dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,957,350 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,957,350 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,957,350 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.8%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,028,132 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,028,132 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,028,132 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.4%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 7,828,682 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 7,828,682 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 7,828,682 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 3.2%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujochil, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 19,484,809 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 19,484,809 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 19,484,809 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 8.0%
14.	Type of Reporting Person (See Instructions). PN

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,675,911 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,675,911 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,675,911 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 1,401,123 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 1,401,123 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 1,401,123 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.6%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 4/01/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,728,105 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,728,105 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,728,105 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). No change.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 4,083,065 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 4,083,065 shares
	10.	Shared Dispositive Power. 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 4,083,065 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.7%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Alexandra Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,333 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Jacqueline Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,333 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,333 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,333 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Dylan Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,733,334 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,733,334 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,733,334 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.1%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Sujoda Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,478,325 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,478,325 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,478,325 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. James J. Kim 2021 Qualified Annuity Trust U/A Dated December 15, 2021
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 2,353,347 shares
	8.	Shared Voting Power. 0 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 2,353,347 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 2,353,347 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 1.0%
14.	Type of Reporting Person (See Instructions). OO

CUSIP No. 031652100

1.	Names of Reporting Persons. Susins, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions). See Item 3.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization. Commonwealth of Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power. 0 shares
	8.	Shared Voting Power. 164,678 shares
	9.	Sole Dispositive Power. 0 shares
	10.	Shared Dispositive Power. 164,678 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 164,678 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11). 0.1%
14.	Type of Reporting Person (See Instructions). OO

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 16 (the “Amendment”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2005, as amended by Amendment No. 1 filed with the Commission on April 4, 2008, Amendment No. 2 filed with the Commission on March 19, 2009, Amendment No. 3 filed with the Commission on April 16, 2009, Amendment No. 4 filed with the Commission on February 5, 2010, Amendment No. 5 filed with the Commission on March 28, 2011, Amendment No. 6 filed with the Commission on November 17, 2011, Amendment No. 7 filed with the Commission on March 24, 2013, Amendment No. 8 filed with the Commission on March 28, 2014, Amendment No. 9 filed with the Commission on March 30, 2015, Amendment No. 10 filed with the Commission on March 30, 2016, Amendment No. 11 filed with the Commission on January 20, 2017, Amendment No. 12 filed with the Commission on March 21, 2018, Amendment No. 13 filed with the Commission on November 9, 2018, Amendment No. 14 filed with the Commission on March 20, 2020 and Amendment No. 15 filed with the Commission on March 16, 2021 by the reporting persons who then constituted the Group and relates to the common stock, $0.001 par value per share (the “Common Stock”), of Amkor Technology, Inc., a Delaware corporation (“Amkor” or the “Issuer”). The principal executive offices of Amkor are located at 2045 East Innovation Circle, Tempe, Arizona 85284, previously having been located at 1900 South Price Road, Chandler, Arizona 85286.

This Amendment is being filed to report (i) on May 3, 2021, John T. Kim exercised nonstatutory stock options to acquire 20,000 shares of the Issuer’s Common Stock for cash at an exercise price of $6.46 per share as reported on a Form 4 previously filed with the Commission, (ii) on January 15, 2021, David D. Kim sold 6,895 shares of the Issuer’s Common Stock in the open market, as reported on a Form 4 previously filed with the Commission, (iii) on May 18, 2021, the Issuer granted Susan Y. Kim 3,094 restricted shares of the Issuer’s Common Stock and options to acquire 20,000 shares of the Issuer’s Common stock; (iv) on July 1, 2021, the Qualified Annuity Trust Under the John T. Kim 2018 Irrevocable Trust Agreement Dated February 6, 2018 distributed 174,810 shares of the Issuer’s Common Stock to John T. Kim, (v) on July 14, 2021, the Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement Dated April 1, 2020 distributed 271,895 shares of the Issuer’s Common Stock to Susan Y. Kim, (vi) on September 1, 2021, the James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 04/01/2020 distributed 163,200 shares of the Issuer’s Common Stock to James J. Kim, (vii) on September 20, 2021, the Susan Y. Kim Irrevocable Trust Dated 4/16/98 fbo Alexandra Kim Panichello transferred 2,733,333 shares of the Issuer’s Common Stock to Alexandra Investments, LLC in exchange for 100% of the latter’s membership units, (viii) on September 20, 2021, the Susan Y. Kim Irrevocable Trust Dated 4/16/98 fbo Jacqueline Mary Panichello transferred 2,733,333 shares of the Issuer’s Common Stock to Jacqueline Investments, LLC in exchange for 100% of the latter’s membership units, (ix) on September 20, 2021, the Susan Y. Kim Irrevocable Trust Dated 4/16/98 fbo Dylan James Panichello transferred 2,733,334 shares of the Issuer’s Common Stock to Dylan Investments, LLC in exchange for 100% of the latter’s membership units, (x) on October 1, 2021, the Qualified Annuity Trust Under the James J. Kim 2018-1 Qualified Annuity Trust Agreement dated 8/30/18 distributed 328,350 shares of the Issuer’s Common Stock to James J. Kim, (xi) on October 4, 2021, the Qualified Annuity Trust Under the James J. Kim 2018-1 Qualified Annuity Trust Agreement Dated 8/30/18 distributed 626,192 shares of the Issuer’s Common Stock to each of John T. Kim and Susan Y. Kim, (xii) on December 15, 2021, James J. Kim transferred 1,756,427 shares of the Issuer’s Common Stock to the James J. Kim 2021 Qualified Annuity Trust U/A dated 12/15/2021, (xiii) on December 15, 2021, the James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/2019 distributed 596,920 shares of the Issuer’s Common Stock to James J. Kim, (xiv) on December 15, 2021, James J. Kim transferred 596,920 shares of the Issuer’s Common Stock to the James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021, (xv) on December 27, 2021, Susan Y. Kim transferred 164,678 shares of the Issuer’s Common Stock to Susins, LLC and (xvi) on December 30, 2021, Sujoda Investments, LP transferred 1,855,753 shares of the Issuer’s Common Stock to each of James J. Kim and Agnes C. Kim in payment of principal due pursuant to Notes payable to them by Sujoda Investments, LP.

ITEM 2.	IDENTITY AND BACKGROUND.

(a) This Amendment is being filed by the Group and separately by each of the following persons comprising the Group (each a “Reporting Person”):

i.	James J. Kim

ii.	James J. Kim, as Trustee

iii.	Agnes C. Kim

iv.	John T. Kim

v.	John T. Kim, as Trustee

vi.	David D. Kim

vii.	David D. Kim, as Trustee

viii.	Susan Y. Kim

ix.	Susan Y. Kim, as Trustee

x.	Liam E. Blaney

xi.	John T. Kim Trust of December 31, 1987

xii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

xiii.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

xiv.	Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

xv.	Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

xvi.	Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

xvii.	Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

xviii.	Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

xix.	Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

xx.	Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

xxi.	James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

xxii.	James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

xxiii.	James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

xxiv.	James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

xxv.	James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

xxvi.	The James and Agnes Kim Foundation, Inc.

xxvii.	915 Investments, LP, for which James J. Kim is the sole general partner

xxviii.	John T. Kim 2007 Children’s Trust UA dated 12/28/07

xxix.	Sujoda Investments, LP, for which Sujoda Management, LLC is the sole general partner

xxx.	Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dated 8/29/18

xxxi.	John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

xxxii.	Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

xxxiii.	Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

xxxiv.	James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18

xxxv.	Sujochil, LP, for which John T. Kim and Susan Y. Kim are the general partners

xxxvi.	Susan Y. Kim Family Trust under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12

xxxvii.	James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19

xxxviii.	James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20

xxxix.	Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20

xl.	Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20

xli.	Sujoda Management, LLC, for which Susan Y. Kim, John T. Kim and David D. Kim are the members

xlii.	Alexandra Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers

xliii.	Jacqueline Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers

xliv.	Dylan Investments, LLC, for which Susan Y. Kim and Liam E. Blaney are the managers

xlv.	James J. Kim 2021 Qualified Annuity Trust U/A Dated 12/15/2021

xlvi.	Susins, LLC, for which John T. Kim and Liam E. Blaney are the members

(b) The principal business address for the natural persons listed above, all of whom, other than Liam E. Blaney, are members of the Kim family (the “Kim Family”), for Liam E. Blaney, for 915 Investments, LP (the “915 Partnership”), a Pennsylvania limited partnership, Sujoda Investments, LP (“SI, LP”), a Pennsylvania limited partnership, Sujochil, LP (“Sujochil”), a Pennsylvania limited partnership, Sujoda Management, LLC, a Pennsylvania limited liability company, Alexandra Investments, LLC, a Pennsylvania limited liability company, Jacqueline Investments, LLC, a Pennsylvania limited liability company, Dylan Investments, LLC, a Pennsylvania limited liability company, Susins, LLC, a Pennsylvania limited liability company, for the trusts for the members of the Kim Family listed above and their descendants (as such trusts are amended, modified or supplemented from time to time, the “Kim Trusts”) and for The James and Agnes Kim Foundation, Inc. (the “Foundation”) is 1500 E. Lancaster Avenue, Paoli, PA 19301-9713.

(c) Attached as Schedule I hereto and incorporated herein by reference is a list containing (a) the present principal occupation or employment and (b) the name, principal business, and address of any corporation or other organization in which such employment is conducted, of each member of the Kim Family and Liam E. Blaney. The principal business of the Kim Trusts is purchasing, holding, and selling securities and other assets for investment purposes. The principal business of the Foundation is to receive contributions from donors, make investments and make grants to charitable organizations. The principal business of the 915 Partnership, SI, LP, Sujochil, Alexandra Investments, LLC, Jacqueline Investments, LLC, Dylan Investments, LLC and Susins, LLC is to serve as a fund through which the assets of its partners will be utilized to invest in, hold and trade in securities and other investments. The principal business of Sujoda Management, LLC is to serve as the general partner of SI, LP.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) For each Reporting Person, the response to Row 6 on the cover page, indicating the citizenship or place of organization of such person, is incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended to include the following information:

All of the transfers described in Item 1 of Amendment No. 16 were made without additional consideration, except to the extent described in Item 1.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is amended and restated as follows:

All Reporting Persons have acquired such shares for investment purposes and the Reporting Persons will hold all of the shares of Issuer’s Common Stock for investment purposes only. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors, the Reporting Persons may, from time to time and at any time, decide to increase their investment in the Issuer, including without limitation by acquiring additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities issued by the Issuer, or related to the securities of the Issuer (collectively, “Securities”), in the open market, by privately negotiated transactions or otherwise. Alternatively, the Reporting Persons may, from time to time and at any time, decide to decrease their investment in the Issuer, including without limitation by disposing of any or all of their Securities in the open market, by privately negotiated transactions or otherwise, or to engage in any hedging or similar transactions with respect to the Securities.

James J. Kim is Executive Chairman and a director of the Issuer and Susan Y. Kim is Executive Vice Chairman and a director of the Issuer. John T. Kim was a director of the Issuer until May 19, 2020. In such capacities, and as stockholders, the Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning and may in the future exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their interests as equity owners.

Other than as described above, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j), inclusive, of the disclosure items required by Item 4 of the Schedule 13D (although they reserve the right to develop such plans or proposals).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated as follows:

(a)    The response to Row 11 in each Reporting Person’s cover page, indicating the aggregate number and percentage of shares of Common Stock of the Issuer beneficially owned by each Reporting Person, is incorporated herein by reference. Each Reporting Person states that the filing of this Schedule 13D shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Act of 1933, as amended, the beneficial owner of the shares of Common Stock reported as beneficially owned by the other Reporting Persons in this Schedule 13D. The total number of shares which are beneficially owned by the members of the Group as a group is 141,906,068 shares, or approximately 58.1% of the outstanding shares of the Issuer’s Common Stock. The number of shares beneficially owned by the Group includes 561,875 shares which may be acquired pursuant to options that are exercisable within 60 days of December 31, 2021. The ownership percentages were calculated based on 244,598,006 outstanding shares of Common Stock of Amkor as of December 17, 2021 according to the Issuer. Beneficial ownership was increased, as appropriate, to include the shares beneficially owned by each Reporting Person that may be acquired pursuant to options exercisable within 60 days of December 31, 2021.

(b)    For each Reporting Person, the response to Row 7 on the cover page, indicating the number of shares of the Issuer’s Common Stock as to which such person has the sole power to vote or to direct the vote is incorporated herein by reference.

For each Reporting Person, the response to Row 8 on the cover page, indicating the number of shares of the Issuer’s Common Stock as to which such person has shared power to vote or to direct the vote, is incorporated herein by reference.

For each Reporting Person, the response to Row 9 on the cover page, indicating the number of shares of the Issuer’s Common Stock as to which such person has the sole power to dispose or to direct the disposition is incorporated herein by reference.

For each Reporting Person, the response to Row 10 on the cover page, indicating the number of shares of the Issuer’s Common Stock as to which such person has the shared power to dispose or to direct the disposition is incorporated herein by reference.

(c)    See Items 1, 3, 4 and 6.

(d)    Not applicable.

(e)    Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and restated as follows:

Each of the individuals, partnerships, limited liability companies, trusts and corporation listed in Item 2(a) (previously defined as the “Group”) may be deemed a member of a group consisting of members of the Kim Family, Liam E. Blaney, the Kim Trusts, the Foundation, the 915 Partnership, SI, LP, Sujoda Management, LLC, Sujochil, Alexandra Investments, LLC, Jacqueline Investments, LLC, Dylan Investments, LLC and Susins, LLC who may each exercise voting or investment power with respect to shares of the Issuer’s Common Stock in concert with other members of the Group. James J. Kim is the general partner of the 915 Partnership. Susan Y. Kim, David D. Kim and John T. Kim are members of Sujoda Management, LLC, the general partner of SI, LP. Susan Y. Kim is the managing member; two of the three members must approve a decision to dispose of SI, LP’s shares of the Issuer’s Common Stock. The general partners of Sujochil are John T. Kim and Susan Y. Kim. Susan Y. Kim and Liam E. Blaney are the managers of Alexandra Investments, LLC, Jacqueline Investments, LLC and Dylan Investments, LLC, and John T. Kim and Liam E. Blaney are the managers of Susins, LLC. All of the directors and officers of the Foundation are members of the Kim Family. Accordingly, the Foundation might be expected to vote the shares of Common Stock of the Issuer that the Foundation owns in concert with the other members of the Group.

None of the trust agreements or other relevant governing documents relating to the Group prohibit the persons authorized to vote shares of Common Stock of the Issuer from voting the shares of Common Stock of the Issuer held by them, in their discretion, in concert with the members of the Group. James J. and Agnes C. Kim are husband and wife. James J. Kim and Agnes C. Kim are the parents of Susan Y. Kim, David D. Kim and John T. Kim. Liam E. Blaney is an employee of the Foundation. The John T. Kim Trust of December 31, 1987 has as its sole trustee John T. Kim. John T. Kim is the parent of Allyson Lee Kim and Jason Lee Kim and is the co-trustee of each of his children’s trusts along with Susan Y. Kim or James J. Kim. Susan Y. Kim is the parent of Alexandra Kim Hays, Jacqueline Mary Panichello and Dylan James Panichello and is the co-trustee of each of her children’s trusts along with John T. Kim or James J. Kim. David D. Kim is the sole trustee of the James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08 and a co-trustee of the Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05. John T. Kim and Susan Y. Kim are co-trustees of the Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18. James J. Kim and Susan Y. Kim are co-trustees of the Susan Y. Kim Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18, the James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18, the James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19, the Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20, the James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20 and the James J. Kim Qualified Annuity Trust U/A Dated 12/15/2021. Susan Y. Kim is the sole trustee of the Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20. The trustees of each Kim Trust may be deemed to be the beneficial owners of the shares of the Issuer’s common Stock held by such Kim Trust. None of the Kim Trusts owns more than five percent of the outstanding shares of the Issuer’s Common Stock. James J. Kim, as general partner of the 915 Partnership, has sole voting and investment power with respect to all of the securities held by the 915 Partnership. The limited partners of the 915 Partnership are Agnes C. Kim, the children of James J. Kim, SI, LP and Sujoda Investments II, LP. The limited partners of SI, LP are grandchildren of James J. Kim. The limited partners of Sujoda Investments II, LP are the children of James J. Kim. The general partner of SI, LP and Sujoda Investments II, LP is Sujoda Management, LLC. The sole members of Sujoda Management, LLC are John T. Kim, Susan Y. Kim and David D. Kim. Susan Y. Kim is the Manager of Sujoda Management, LLC; a majority of the members of Sujoda Management, LLC must approve its authorization of the disposition of Common Stock of the Issuer owned by SI, LP. The general partners of Sujochil are John T. Kim and Susan Y. Kim. The limited partners are John T. Kim, Susan Y. Kim, two irrevocable trusts created by Susan Y. Kim for her descendants, two irrevocable trusts created by John T. Kim for his descendants, the 915 Partnership, Agnes C. Kim and James J. Kim. The managers of Alexandra Investments, LLC, Jacqueline Investments, LLC and Dylan Investments, LLC (collectively, the “SYK Children LLCs”) are Susan Y. Kim and Liam E. Blaney. The managers of Susins, LLC are John T. Kim and Liam E. Blaney. All of the directors and officers of the Foundation are members of the James J. Kim Family Group. The 915 Partnership, SI, LP, Sujochil, SYK Children LLCs, Susins, LLC and the Foundation might each be expected to vote its shares of Issuer’s Common Stock in concert with the other members of the James J. Kim Family Group.

James J. Kim and the 915 Partnership (collectively, the “2009 Investors”) and Amkor entered into a voting agreement dated as of March 26, 2009, which relates to 49,594,980 million shares of Common Stock received by 915 Partnership in exchange for convertible notes issued by Amkor in 2009 (the “Convert Shares”). The voting agreement requires the 2009 Investors to vote the Convert Shares in a “neutral manner” on all matters submitted to Amkor’s stockholders for a vote, so that such Convert Shares are voted in the same proportion as all of the other outstanding securities (excluding the other shares beneficially owned by the 2009 Investors) that are actually voted on a proposal submitted to Amkor’s stockholders for approval. The 2009 Investors are not required to vote in a “neutral manner” any Convert Shares that, when aggregated with all other voting shares beneficially owned by the 2009 Investors and their affiliates, represent 41.6% or less of the total then-outstanding voting shares of Amkor’s Common Stock. The voting agreement terminates upon the earliest of (i) such time as the 2009 Investors or their affiliates no longer beneficially own any of the Convert Shares, (ii) consummation of a change of control (as defined in the voting agreement) or (iii) the mutual agreement of the 2009 Investors and Amkor. A copy of the voting agreement is attached as Exhibit 99.2 to this Amendment and incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Exhibit Number	Exhibit Name

99.1	Sixteenth Amended and Restated Agreement regarding joint filing

99.2	Amkor Technology, Inc. 2009 Voting Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 31, 2021

/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim

/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim, as Trustee

/s/ Richard D. Rosen, Attorney-in-Fact
Agnes C. Kim

/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim

/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim

/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim

/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

/s/ Richard D. Rosen, Attorney-in-Fact
Liam E. Blaney

John T. Kim Trust of December 31, 1987

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Alexandra Kim Panichello

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Jacqueline Mary Panichello

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Trust of Susan Y. Kim dated 4/16/98 for the benefit of Dylan James Panichello

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Jacqueline Mary Panichello dated 10/3/94

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Alexandra Kim Panichello dated 12/24/92

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Dylan James Panichello dated 10/15/01

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim for Allyson Lee Kim dated 10/15/01

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim FBO Jason Lee Kim dated 11/17/03

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

Irrevocable Deed of Trust of James J. Kim f/b/o Children of David D. Kim dated 11/11/05

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

James J. Kim 2008 Trust FBO Alexandra Kim Panichello and Descendants dated 2/5/08

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Jacqueline Mary Panichello and Descendants dated 2/5/08

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Dylan James Panichello and Descendants dated 2/5/08

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of John T. Kim dated 2/5/08

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

James J. Kim 2008 Trust FBO Descendants of David D. Kim dated 2/5/08

By:	/s/ Kenneth R. Hillier, as Attorney in Fact
David D. Kim, as Trustee

The James and Agnes Kim Foundation, Inc.

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Secretary

915 Investments, LP

By:	/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim, as general partner

John T. Kim 2007 Children’s Trust U/A dated 12/28/07

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujoda Investments, LP
By:	Sujoda Management, LLC, its general partner

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Manager

Qualified Annuity Trust under the Susan Y. Kim 2018-1 Irrevocable Trust Agreement dtd 8/29/18

By:	/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim, as Trustee

John T. Kim 2012 Generation-Skipping Trust U/A Dated 12/11/12

By:	/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim, as Trustee

Qualified Annuity Trust under the John T. Kim 2018 Irrevocable Trust Agreement dated 2/6/18

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as Trustee

Family Trust under the John T. Kim 2012 Irrevocable Trust Agreement dated 12/11/12

By:	/s/ Richard D. Rosen, Attorney-in-Fact
James J. Kim, as Trustee

James J. Kim 2018-1 Qualified Annuity Trust U/A dated 8/30/18

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Family Trust Under the Susan Y. Kim 2012 Irrevocable Trust Agreement dated 7/26/12

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Sujochil, LP

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, as General Partner

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as General Partner

James J. Kim 2019-1 Qualified Annuity Trust U/A Dated 9/10/19

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

James J. Kim 2020-1 Qualified Annuity Trust U/A Dated 4/1/20

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Qualified Annuity Trust Under the Susan Y. Kim 2020-1 Irrevocable Trust Agreement dtd 04/01/20

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Agnes C. Kim 2020-1 Qualified Annuity Trust U/A Dated 12/16/20

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, as Trustee

Alexandra Investments, LLC

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, Manager

Jacqueline Investments, LLC

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, Manager

Dylan Investments, LLC

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, Manager

Sujoda Management, LLC

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, Manager

James J. Kim Qualified Annuity Trust U/A Dated 12/15/2021

By:	/s/ Richard D. Rosen, Attorney-in-Fact
Susan Y. Kim, Trustee

Susins, LLC

By:	/s/ Richard D. Rosen, Attorney-in-Fact
John T. Kim, Manager

SCHEDULE I

ITEM 2.	Name of Person Filing

James J. Kim, individually and as Trustee

(a)    Present principal occupation or employment:

Chairman of Issuer

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Agnes C. Kim

(a)    Present principal occupation or employment:

Homemaker

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

John T. Kim, individually and as trustee

(a)    Present principal occupation or employment:

Private investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

David D. Kim, individually and as Trustee

(a)    Present principal occupation or employment:

Private investor

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Susan Y. Kim, individually and as Trustee

(a)    Present principal occupation or employment:

Philanthropist and director

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

ITEM 2.	Name of Person Filing

Liam E. Blaney

(a)    Present principal occupation or employment:

Executive assistant to Susan Y. Kim

(b) Address of Principal Business Office, or if none, Residence

1500 E. Lancaster Avenue, Paoli, PA 19301-9713

EXHIBIT INDEX

Exhibit Number	Exhibit Name

99.1	Sixteenth Amended and Restated Agreement regarding joint filing

99.2	2009 Amkor Technology, Inc. Voting agreement